SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 FINAL AMENDMENT


                        BANKERS LIFE HOLDING CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    066229105
                                 (CUSIP Number)

                                Lawrence W. Inlow
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6163

                (Name, Address and Telephone Number of Person(s)
                Authorized to Receive Notices and Communications)

                                December 31, 1996

             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]

Check the following box if a fee is being paid with this Statement:

[   ]

This filing contains         pages.
The Exhibit Index appears on page       .

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



         CUSIP No.. . . . . . . . . . . . . . . . . . . . . .          066229105

1.       NAME OF REPORTING PERSON . . . . . . . . . .              Conseco, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON . . . . . 35-1468632

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . . 00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [ X  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION . . . . . . . . .State of Indiana

Number of          7.                                                 49,425,590
                           SOLE VOTING POWER . . . . . . . . . .      See Item 5
Shares

Beneficially       8.      SHARED VOTING POWER . . . . . . . . .              0

Owned By
                                                                      49,425,590
Each               9.      SOLE DISPOSITIVE POWER . . . . . . . .     See Item 5

Reporting

Person With       10.      SHARED DISPOSITIVE POWER . . . . . . .              0



11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,425,590 - See Item 5



12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100% - See Item 5


14.      TYPE OF REPORTING PERSON . . . . . . . . . . . .                    HC




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



Item 1.  Security and Issuer

         This Final Amendment to the statement on Schedule 13D filed by Conseco, Inc. ("Conseco"), relates to the Common Stock (the "Common Stock"), $.001 par value, of Bankers Life Holding Corporation (the "Company"). The address of the Company's principal executive offices is 222 Merchandise Mart Plaza, Chicago, Illinois 60630. This Final Amendment is being filed to reflect the merger of the Company into a wholly owned subsidiary of Conseco, CIHC, Incorporated ("CIHC"), effective on December 31, 1996 (the "Merger"). CIHC was the surviving corporation in the Merger and, as a result, effectively acquired all of the shares of Common Stock which were outstanding prior to the Merger.

Item 2.  Identity and Background

         The information responsive to this Item 2 is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

         See statement on Schedule 13D and amendments thereto previously filed. Conseco acquired the additional shares pursuant to the Merger. Under the terms of the Merger, Conseco will issue 0.3983 of a share of Conseco common stock for each share of Common Stock not owned by CIHC.

         As a result of the Merger, Conseco, through CIHC, obtained ownership of an additional 4,764,446 shares of Common Stock.

Item 4.  Purpose of Transaction

         See statement on Schedule 13D and amendments thereto previously filed.

         Conseco's purpose in entering into the Merger was to obtain 100% ownership of the Company. For further background regarding Conseco's purpose, see Exhibit 9 hereto and in particular the section entitled "THE MERGER - Conseco's Reasons for the Merger."

         For further details regarding Conseco's intentions as to the future management and operations of the Company, see Exhibit 9 hereto and in particular the section entitled "THE MERGER Certain Consequences of the Merger."

         As a result of the Merger, the shares of Common Stock are being delisted by the New York Stock Exchange in accordance with its rules and such class of securities is also eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934. CIHC, as successor to the Company, will file a Form 15 with the Securities and Exchange Commission requesting such termination.


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



Item 5.  Interest in Securities of the Issuer

         See statement on Schedule 13D previously filed. As a result of the Merger, Conseco, through CIHC, effectively acquired the 4,764,446 shares of Common Stock not previously owned, and the separate existence of the Company was terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See statement on Schedule 13D previously filed. As of August 26, 1996, CIHC and Conseco adopted the Plan of Merger (Exhibit 8 hereto). On December 31, 1996, Amendment No. 1 to the Registration Statement of Conseco on Form S-4 (Registration No. 333-18081) with respect to the proposed merger (Exhibit 9 hereto) was filed on behalf of the Company with the Securities and Exchange Commission (the "Commission"), and the Commission declared such registration statement effective on December 31, 1996. The Merger was consummated on December 31, 1996.

Item 7.  Material to Be Filed as Exhibits

 Exhibit No.                 Description                                 Page
 -----------                 -----------                                 ----

  *1.             Stock Purchase and Redemption
                  Agreement dated September 11, 1993
                  by and between ICH and Bankers
                  National is incorporated herein by
                  reference to Amendment No. 2 to
                  Schedule 13D filed by Conseco with
                  the Securities and Exchange
                  Commission on October 12, 1993.

  *2.             Letter Agreement dated September 11,
                  1993, by and between ICH and Conseco
                  relating to the purchase by Conseco
                  of 11,001,431 shares of common stock
                  of the Company for an aggregate
                  purchase price of $237,638,884 is
                  incorporated herein by reference to
                  Amendment No. 2 to Schedule 13D
                  filed by Conseco with the Securities
                  and Exchange Commission on October
                  12, 1993.



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



  *3.             Credit Agreement dated September 30,
                  1993 by and among Conseco and the
                  lenders named therein is
                  incorporated herein by reference to
                  Amendment No. 2 to Schedule 13D
                  filed by Conseco with the Securities
                  and Exchange Commission on October
                  12, 1993.

  *4.             Credit Agreement dated April 19,
                  1994 by and among Conseco and the
                  lenders named therein.

  *5.             Press Release dated February 27,
                  1995 related to the proposal by
                  Conseco to effect a merger of the
                  Company with Conseco's resulting in
                  Conseco acquiring all of the
                  outstanding shares of common stock
                  of the Company.

  *6.             Press   Release  dated  May  26,  1995
                  related to Conseco's withdrawal of its offer to acquire remaining shares of common stock of the Company.

  *7.             Credit Agreement dated as of
                  December 13, 1994 by and between
                  Conseco and Bank of America Illinois
                  and Amendment No. 1 thereto dated
                  June 26, 1995.

   8.             Plan of Merger dated as of August
                  26, 1996.

   9.             Amendment No. 1 to Registration
                  Statement of Conseco on Form S-4
                  (Registration No. 333-18081) is
                  incorporated herein by reference.

* Previously filed.


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, Conseco, Inc. certifies that the information set forth in this statement is true, complete and correct.

Date:  January 10, 1997                            CONSECO, INC.



                                                     By:/s/Rollin M. Dick
                                                        -----------------------
                                                        Rollin M. Dick,
                                                        Executive Vice President

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